

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

June 5, 2009

By U.S. Mail and Facsimile to: (866) 720-7307; (212) 225-3999

Julie A. Bell Lindsay
Citigroup Inc.
1101 Pennsylvania Ave NW
Suite 1000
Washington, DC 20004

>   **Re: Citigroup Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-4 and**
>   **Documents Incorporated By Reference**
>   **(Filed June 3, 2009, File No. 333-158100)**
>   **Amendment No. 2 to Preliminary Preferred Stock Proxy Statement**
>   **(Filed June 3, 2009, File No. 001-09924)**

Dear Ms. Lindsay:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Registration Statement on Form S-4

Selected Financial Data, page 23

1.   Please revise your presentation to comply with SFAS 160 for all periods presented. Refer to paragraph 5 of SFAS 160.

Julie A. Bell Lindsay
Citigroup Inc.
June 5, 2009
Page 2

Unaudited Pro Forma Financial Information, page 25

2.   We have reviewed your response and revised disclosures to prior comment 10 in our letter dated May 26, 2009. Please revise to disclose the specific assumptions used in your fair value calculation, such as the term of the contractual cash flows and the discount rate used.

The Exchange Offers, page 44

Securities Issuable in the Exchange Offers and USG/Private Holders Transactions, page 62

3.   We note your response to comment 4 in our letter dated May 26, 2009. It appears that footnotes 4 and 5 on page 62 of the prospectus refer to the incorrect participation scenarios. For example, footnote 4 refers to 66 2/3% participation even though the column heading refers to 75% participation. Please revise accordingly so that it is clear how the participation assumptions used to determine the amounts in the columns are similar to the participation amounts referred to in the column headings.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Exhibit 10.13

4.   We note your response to comment 23 in our letter dated May 26, 2009. Based on the reference to the "Preliminary Compensation Statement" as an attachment to the Letter of Understanding, it appears that the statement is part of the compensatory arrangement between the company and the named executive officer. Please refile Exhibit 10.13 to include the attachment or tell us how you concluded that the attachment was not required to be included as part of the exhibit to the Form 10-Q. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Form 8-K filed June 3, 2009

5.   We have reviewed your response and revised disclosures to prior comment 6 in our letter dated May 26, 2009 in which you state that you will provide information required by Item 10(e) of Regulation S-K and/or Regulation G in future filings, as applicable. However, we note that you include the non-GAAP measures TCE and Tier 1 Common in your disclosures in Exhibit 99.1 to this Form 8-K and that you do not include the related non-GAAP disclosures. Please provide the disclosures required by Item 10(e) of Regulation S-K for each measure.

6. We note that you filed the Amended and Restated Joint Venture Contribution and Formation Agreement as Exhibit 10.1 to the Form 8-K. We also note that you did not file the schedules or exhibits to the agreement. Please tell us if you intend to incorporate the agreement into the Form 10-Q for the quarterly period ending June 30, 2009 by reference to the version filed as Exhibit 10.1 to the Form 8-K. If so, please tell us tell us how you concluded that the schedules and exhibits are not required to be included as part of the exhibit to the Form 10-Q. In the alternative, please confirm that you will refile the agreement, including the schedules and exhibits, as an exhibit to the Form 10-Q.

Amendment No. 2 to Preliminary Preferred Stock Proxy Statement

Unaudited Pro Forma Financial Information – High Participation Scenario, page 30

7. We have reviewed your response and revised disclosures to prior comment 9 in our letter dated May 26, 2009, and note that the column heading for the third column in this table refers to the exchange of non-convertible preferred stock held by private holders. It appears this column actually reflects the exchange of non-convertible preferred stock held by public investors. Please revise the column heading to be consistent with the transaction and with the column headings in your Form S-4 and Preliminary Common Stock Proxy Statement tables. Please also revise this column in your Preliminary Preferred Stock Proxy Statement that is included in your Form S-4 as Annex A.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Brittany Ebbertt at (202) 551-3572, Rebekah Moore at (202) 551-3303 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469, Christian Windsor, Special Counsel, at

(202) 551-3419 or me at (202) 551-3491 with any other questions.

Sincerely,

Todd K. Schiffman
Assistant Director

cc: Alan L. Beller, Esq.
       David Lopez, Esq.
       Jeffrey D. Karpf, Esq.
       Matthew P. Salerno, Esq.
       Cleary Gottlieb Steen & Hamilton LLP
       (By facsimile)